Kenneth C. Schilling

Vice President and Chief Financial Officer

October 24, 2013

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:          Brian Cascio, Accounting Branch Chief

Re:	Hyster-Yale Materials Handling, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed February 19, 2013
Forms 10-Q for the quarterly periods ended March 31, 2013
and June 30, 2013
Filed May 1, 2013 and July 31, 2013
File No. 000-54799

Ladies and Gentlemen:

Hyster-Yale Materials Handling, Inc., a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 21, 2013 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K, filed February 19, 2013, and Quarterly Reports on Form 10-Q, filed May 1, 2013 and July 31, 2013.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for the fiscal year ended December 31, 2012

Item 9. Controls and Procedures, page 28

1.	We note that you have included management’s report on internal control over financial reporting as of December 31, 2012. However, it does not appear that you are required to comply with paragraphs (a) and (b) of Item 308 of Regulation S-K provided that you include the language specified in Instruction 1. Since you included management’s report on internal control over financial reporting, please tell us how you have complied with the requirements of Item 308(b) of Regulation S-K regarding the auditor attestation.

5875 Landerbrook Drive  — Suite 300 —  Cleveland, Ohio 44124-4069 —  Telephone 440-449-9636 —  Fax 440-449-9607  —  ken.schilling@nmhg.com

United States Securities and Exchange Commission

October 24, 2013

Response:

Prior to the Company’s initial public offering on September 28, 2012 (the “Spin-off”), the Company was the largest business segment of NACCO Industries, Inc. (“NACCO”), a public company that was required at the time of the Spin-off to comply with paragraph (a) of Item 308 of Regulation S-K (“Item 308”). As such, the Company routinely assessed the effectiveness of the Company’s internal controls over financing reporting prior to the Spin-off and has continued to assess the effectiveness of its internal controls after the Spin-off as a stand-alone public company. Furthermore, our investors, whom we believe consist primarily of persons who held NACCO stock at the time of the Spin-off, have been accustomed to receiving from management disclosures regarding internal control over financial reporting. We believe we are distinctive in this respect, because many newly-public companies have management teams encountering this issue for the first time as well as investors who have not yet grown to expect this type of disclosure from the management of the newly-public company.

As the Staff states, the Company is not required to comply with paragraph (a) of Item 308 until it files with the Commission its Annual Report for the fiscal year ended December 31, 2013. Nonetheless, because of our exceptional situation in which our management routinely assessed the internal controls and the value of informing our investors of this assessment by including disclosure similar to the disclosure required by paragraph (a) of Item 308 in our annual report, we voluntarily provided Item 308(a)-type disclosure regarding management’s assessment of internal control over financial reporting as of December 31, 2012. We voluntarily provided this disclosure because we thought it would be useful information for investors and that it would emphasize continuity between internal control over financial reporting in effect when we operated as a business segment of NACCO and as a stand-alone public company subsequent to the Spin-off.

The Commission has recognized the potential value of voluntary registrant disclosure relating to internal control over financial reporting prior to a company becoming subject to the requirements of paragraph (a) of Item 308. In the Staff’s response to Question 9 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Frequently Asked Questions (revised October 6, 2004), the Staff observed that it “would welcome disclosure of all material changes to controls, whether or not made in advance of the compliance date of the rules under Section 404 of the Sarbanes-Oxley Act.” This disclosure regarding management assessment of internal controls was not included in the Annual Report for the fiscal year ended December 31, 2012 in order to comply with the requirements of paragraph (a) of Item 308; such disclosure was provided voluntarily, consistent with the guidance from the Staff regarding disclosure relating to internal controls in advance of the compliance date for such disclosure.

United States Securities and Exchange Commission

October 24, 2013

The voluntary disclosure of management’s assessment does not subject the Company to the requirements of paragraph (b) of Item 308 regarding auditor attestation. As the Staff is aware, compliance with paragraph (b) of Item 308 presents companies with major challenges that are not germane to providing disclosure similar to the disclosure required by paragraph (a), the most significant of which is well-documented substantial expense to the company. Given the unique circumstances of the Company prior to the Spin-off, voluntary disclosure similar to the disclosure required by paragraph (a) of Item 308, on the other hand, did not result in the types of burdens or expenses usually confronted by newly-public companies.

Furthermore, we note that paragraph (b) of Item 308 provides that a registration shall “provide the registered public accounting firm’s attestation report” if “the registrant is an accelerated filer or a large accelerated filer … .” As disclosed on the cover page of our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, the Company is not an accelerated filer or a large accelerated filer, but a non-accelerated filer.

As the Staff observes, we did omit the language specified in Instruction 1 to Item 308. This omission was unintentional, however, and we believe that this inadvertent technical noncompliance with Item 308 did not significantly alter the disclosure provided. In light of our unique pre-Spin-off history as a business segment of NACCO, we do not believe that the omission of the language specified in Instruction 1 was misleading or confusing to investors.

Consolidated Financial Statements

Note 9. Contingencies, page F-19

2.	We reference the disclosure on page 6 that you are a defendant in pending lawsuits involving, among other things, product liability claims. We also note the statement on page F-19 of your financial statements that management believes, after consultation with its legal counsel, that the likelihood is remote that material costs will be incurred in excess of accruals already recognized. Please tell us why you have not disclosed the nature of any material litigation for which you have made an accrual pursuant to the provisions of ASC 450-20-25-2. Please refer to FASB ASC 450-20-50-1.

Response:

We are involved in pending lawsuits involving product liability claims. As of October 22, 2013, we had a total of 188 product liability lawsuits pending, consisting of 29 lift truck lawsuits and 159 asbestos lawsuits. As noted in Note 2 on page F-10 of our financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, we are generally self-insured for product liability claims but do have catastrophic insurance for potentially significant claims, which currently covers individual claims over $5 million. We have disclosed the long-term portion of our self-insurance

United States Securities and Exchange Commission

October 24, 2013

liabilities which related to product liability claims as a separate line item in the balance sheet, which was $16.5 million as of December 31, 2012. In addition, other current liabilities as of December 31, 2012 included $5.5 million of short-term liabilities related to product liability claims.

In accordance with ASC 450-20-25-2, as of December 31, 2012 and September 30, 2013, the largest individual lawsuit for a product liability claim that is probable and can be reasonably estimated was approximately $0.9 million and $1.1 million, respectively. As disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Product liabilities in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, an increase of one percent in the estimate of the number of claims or magnitude of claims would increase the product liability reserve by approximately $0.2 million. Based on the nature of these lawsuits, we have not disclosed any material litigation because neither these particular claims nor any other claims meet the threshold for disclosure as material litigation pursuant to the applicable rules and regulations under the federal securities laws.

Exhibit 31.1 and 31.2

3.	Since you have included management’s report on internal control over financial reporting as of December 31, 2012 in Item 9 on page 28 please tell us why your certifications filed as Exhibits 31.1 and 31.2 do not include the subparagraph under paragraph 4 that refers to your evaluation of internal control over financial reporting.

Response:

Exchange Act Rules 13a-14(a) and 15d-14(a) provide that “[t]he principal executive and principal financial officers of an issuer may omit the portion of the introductory language in paragraph 4 as well as language in paragraph 4(b) of the certification that refers to the certifying officers’ responsibility for designing, establishing and maintaining internal control over financial reporting for the issuer until the issuer becomes subject to the internal control over financial reporting requirements in §240.13a-15 or §240.15d-15.” As explained in greater detail in our response to Comment 1, we have not become subject to reporting requirements related to internal control over financial reporting by virtue of our voluntary disclosure similar to the disclosure required by paragraph (a) of Item 308. Instead, we will not be subject to such requirements until the filing with the Commission of our Annual Report for the fiscal year ended December 31, 2013, which will contain management’s first required internal control report. Accordingly, we have followed and intend to follow the Commission’s guidance on page 27 of SEC Release 33-8760 (December 15, 2006), stating that “the introductory language in paragraph 4 as well as language in paragraph 4(b) of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) that refers to the certifying officers’ responsibility for designing,

United States Securities and Exchange Commission

October 24, 2013

establishing and maintaining internal control over financial reporting for the company … is required to be provided in the first annual report required to contain management’s internal control report and in all periodic reports filed thereafter.”

Forms 10-Q for the quarterly periods ended March 31, 2013 and June 30, 2013

Exhibit 31.1 and 31.2

4.	We note that the certifications filed as Exhibits 31.1 and 31.2 to your Forms 10-Q did not refer to certifying officers’ responsibility relating to your internal control over financial reporting in paragraph 4 and in subparagraph 4 (b), which was omitted completely. Please note that the required certifications must be in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Accordingly, please file amendments to your Forms 10-Q for the quarters ended March 31, 2013 and June 30, 2013, respectively, that include the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

Response:

As explained in greater in our response to Comment 3, we are permitted to omit the portion of the introductory language in paragraph 4 as well as the language in paragraph 4(b) of the certification that refers to the certifying officer’s responsibility for designing, establishing and maintaining internal control over financial reporting for the Company until we file our first annual report required to contain management’s internal control report. We respectfully request that the Staff reconsider its instruction that we file amendments to our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013 that include the entire filing together with certifications in the form currently set forth in Item 601(b)(31) of Regulation S-K.

*        *        *

In connection with the above responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

October 24, 2013

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 440-449-9636 or Thomas C. Daniels at 216-586-7017.

Very truly yours,

/s/ Kenneth Schilling

Kenneth Schilling
Vice President and Chief Financial Officer

cc:	Martin James

Kristin Lockhead

Charles A. Bittenbender, Esq.

Thomas C. Daniels, Esq.